UNITED STATES

SECURITIES & EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 13)*

Monster Beverage Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

611740101

(CUSIP Number)

Rodney C. Sacks

550 Monica Circle, Suite 201

Corona, California 92880

(951) 739-6200

With a copy to:

Michael R. Littenberg, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 17, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 611740101	13D/A

(1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Brandon Limited Partnership No. 1

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☒

(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) WC (See Item 3)

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0

(8)	Shared Voting Power 1,981,856

(9)	Sole Dispositive Power 0

(10)	Shared Dispositive Power 1,981,856

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,981,856

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 1.1%

(14)	Type of Reporting Person (See Instructions) PN

CUSIP No. 611740101	13D/A

(1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Brandon Limited Partnership No. 2

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☒

(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) WC (See Item 3)

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0

(8)	Shared Voting Power 9,815,648

(9)	Sole Dispositive Power 0

(10)	Shared Dispositive Power 9,815,648

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 9,815,648

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 5.6%

(14)	Type of Reporting Person (See Instructions) PN

CUSIP No. 611740101	13D/A

(1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Rodney Cyril Sacks

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☒

(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) PF (See Item 3)

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 4,866,854

(8)	Shared Voting Power 21,643,748

(9)	Sole Dispositive Power 4,866,854

(10)	Shared Dispositive Power 21,643,748

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 26,510,602

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 14.7%

(14)	Type of Reporting Person (See Instructions) IN

CUSIP No. 611740101	13D/A

(1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Hilton Hiller Schlosberg

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☒

(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) PF (See Item 3)

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 4,880,474

(8)	Shared Voting Power 21,673,816

(9)	Sole Dispositive Power 4,880,474

(10)	Shared Dispositive Power 21,673,816

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 26,554,290

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 14.8%

(14)	Type of Reporting Person (See Instructions) IN

CUSIP No. 611740101	13D/A

(1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) HRS Holdings, L.P.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☒

(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) PF (See Item 3)

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0

(8)	Shared Voting Power 1,475,732

(9)	Sole Dispositive Power 0

(10)	Shared Dispositive Power 1,475,732

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,475,732

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 0.8%

(14)	Type of Reporting Person (See Instructions) PN

CUSIP No. 611740101	13D/A

(1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Hilrod Holdings, L.P.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☒

(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) PF (See Item 3)

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0

(8)	Shared Voting Power 6,655,140

(9)	Sole Dispositive Power 0

(10)	Shared Dispositive Power 6,655,140

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 6,655,140

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 3.8%

(14)	Type of Reporting Person (See Instructions) PN

CUSIP No. 611740101	13D/A

(1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Hilrod Holdings IV, L.P.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☒

(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) PF (See Item 3)

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0

(8)	Shared Voting Power 184,924

(9)	Sole Dispositive Power 0

(10)	Shared Dispositive Power 184,924

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 184,924

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 0.1%

(14)	Type of Reporting Person (See Instructions) PN

CUSIP No. 611740101	13D/A

(1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Hilrod Holdings V, L.P.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☒

(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) PF (See Item 3)

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0

(8)	Shared Voting Power 71,428

(9)	Sole Dispositive Power 0

(10)	Shared Dispositive Power 71,428

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 71,428

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 0.04%

(14)	Type of Reporting Person (See Instructions) PN

CUSIP No. 611740101	13D/A

(1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Hilrod Holdings VI, L.P.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☒

(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) PF (See Item 3)

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0

(8)	Shared Voting Power 257,900

(9)	Sole Dispositive Power 0

(10)	Shared Dispositive Power 257,900

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 257,900

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 0.1%

(14)	Type of Reporting Person (See Instructions) PN

CUSIP No. 611740101	13D/A

(1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Hilrod Holdings VII, L.P.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☒

(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) PF (See Item 3)

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0

(8)	Shared Voting Power 40,072

(9)	Sole Dispositive Power 0

(10)	Shared Dispositive Power 40,072

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 40,072

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 0.02%

(14)	Type of Reporting Person (See Instructions) PN

CUSIP No. 611740101	13D/A

(1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Hilrod Holdings VIII, L.P.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☒

(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) PF (See Item 3)

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0

(8)	Shared Voting Power 189,528

(9)	Sole Dispositive Power 0

(10)	Shared Dispositive Power 189,528

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 189,528

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 0.1%

(14)	Type of Reporting Person (See Instructions) PN

CUSIP No. 611740101	13D/A

(1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Hilrod Holdings IX, L.P.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☒

(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) PF (See Item 3)

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0

(8)	Shared Voting Power 512,196

(9)	Sole Dispositive Power 0

(10)	Shared Dispositive Power 512,196

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 512,196

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 0.3%

(14)	Type of Reporting Person (See Instructions) PN

CUSIP No. 611740101	13D/A

(1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Hilrod Holdings X, L.P.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☒

(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) PF (See Item 3)

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0

(8)	Shared Voting Power 102,332

(9)	Sole Dispositive Power 0

(10)	Shared Dispositive Power 102,332

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 102,332

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 0.06%

(14)	Type of Reporting Person (See Instructions) PN

CUSIP No. 611740101	13D/A

(1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Hilrod Holdings XI, L.P.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☒

(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) PF (See Item 3)

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0

(8)	Shared Voting Power 186,636

(9)	Sole Dispositive Power 0

(10)	Shared Dispositive Power 186,636

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 186,636

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 0.1%

(14)	Type of Reporting Person (See Instructions) PN

CUSIP No. 611740101	13D/A

(1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Hilrod Holdings XII, L.P.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☒

(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) PF (See Item 3)

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0

(8)	Shared Voting Power 170,356

(9)	Sole Dispositive Power 0

(10)	Shared Dispositive Power 170,356

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 170,356

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 0.1%

(14)	Type of Reporting Person (See Instructions) PN

CUSIP No. 611740101	13D/A

(1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Rodney C. Sacks 2008 Grantor Retained Annuity Trust #2

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☒

(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) PF (See Item 3)

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 30,068

(8)	Shared Voting Power 0

(9)	Sole Dispositive Power 30,068

(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 30,068

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 0.02%

(14)	Type of Reporting Person (See Instructions) OO

CUSIP No. 611740101	13D/A

(1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Rodney C. Sacks 2009 Grantor Retained Annuity Trust #2

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☒

(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) PF (See Item 3)

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 108,308

(8)	Shared Voting Power 0

(9)	Sole Dispositive Power 108,308

(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 108,308

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 0.06%

(14)	Type of Reporting Person (See Instructions) OO

CUSIP No. 611740101	13D/A

(1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) RCS Direct 2010 Grantor Retained Annuity Trust

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☒

(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) PF (See Item 3)

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 56,020

(8)	Shared Voting Power 0

(9)	Sole Dispositive Power 56,020

(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 56,020

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 0.03%

(14)	Type of Reporting Person (See Instructions) OO

CUSIP No. 611740101	13D/A

(1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) RCS Direct 2010 Grantor Retained Annuity Trust #2

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☒

(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) PF (See Item 3)

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 16,160

(8)	Shared Voting Power 0

(9)	Sole Dispositive Power 16,160

(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 16,160

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 0.01%

(14)	Type of Reporting Person (See Instructions) OO

CUSIP No. 611740101	13D/A

(1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) RCS Direct 2011 Grantor Retained Annuity Trust

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☒

(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) PF (See Item 3)

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 200,000

(8)	Shared Voting Power 0

(9)	Sole Dispositive Power 200,000

(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 200,000

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 0.1%

(14)	Type of Reporting Person (See Instructions) OO

CUSIP No. 611740101	13D/A

Introduction

This Amendment No. 13 (“Amendment No. 13”) amends the statement on Schedule 13D dated November 21, 1990 (the “Original Statement”), as amended by Amendment No. 1 dated March 29, 1991 (“Amendment No. 1”), Amendment No. 2 dated June 11, 1993 (“Amendment No. 2”), Amendment No. 3 dated August 29, 1994 (“Amendment No. 3”), Amendment No. 4 dated November 22, 2004 (“Amendment No. 4”), Amendment No. 5 dated December 1, 2004 (“Amendment No. 5”), Amendment No. 6 dated December 29, 2005 (“Amendment No. 6”), Amendment No. 7 dated January 13, 2006 (“Amendment No. 7”), Amendment No. 8 dated February 2, 2006 (“Amendment No. 8”), Amendment No. 9 filed February 23, 2010 (“Amendment No. 9”), Amendment No. 10 filed November 23, 2010 (“Amendment No. 10”), Amendment No. 11 filed December 16, 2011 (“Amendment No. 11”) and Amendment No. 12 filed April 24, 2012 (“Amendment No. 12”) (the Original Statement, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11, Amendment No. 12 and Amendment No. 13 are sometimes referred to herein collectively as this “statement on Schedule 13D”), relating to the common stock, par value $0.005 per share (“Common Stock”), of Monster Beverage Corporation, a corporation organized under the laws of the state of Delaware (the “Company”).  This Amendment No. 13 reflects transactions and developments through May 21, 2012, relating to such persons’ respective holdings of the Company.  The Reporting Persons may be deemed to constitute a “group” and, accordingly, jointly file this Amendment No. 13.

Any capitalized terms used in this Amendment No. 13 and not otherwise defined herein shall have the meanings ascribed to such terms in the Original Statement, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11 and Amendment No. 12.

CUSIP No. 611740101	13D/A

Item 4.    Purpose of Transaction

Item 4 is hereby amended and supplemented by adding the following:

This Amendment No. 13 is being filed to reflect the entry into a plan intended to comply with Rule 10b5-1 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

On May 17, 2012, Rodney C. Sacks and Hilton H. Schlosberg entered into a trading plan (the “Trading Plan”) with Roth Capital Partners, LLC (“Broker”) pursuant to which Broker is authorized and directed to sell on behalf of certain Reporting Persons up to 300,000 shares of Common Stock through August 13, 2012, subject to satisfaction of certain conditions, including, among others, trading price.  A copy of the Trading Plan is being filed as an exhibit hereto and the foregoing description of the Trading Plan is qualified in its entirety by reference to the Trading Plan.

None of the Reporting Persons has any present plans or proposals which relate to or would result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D except as otherwise discussed in this Item 4. The Reporting Persons may, from time to time, and reserve the right to, change their plans or intentions and to take any and all actions that they deem appropriate to maximize the value of their investment, including, among other things, from time to time, disposing of any securities of the Company owned by them or formulating other plans or proposals regarding the Company or its securities to the extent deemed advisable by the Reporting Persons in light of market conditions, subsequent developments affecting the Company, the general business and future prospects of the Company, tax considerations and other factors.  Such other plans and proposals may include, without limitation, the entry into additional stock trading plans intended to comply with Rule 10b5-1 promulgated under the Exchange Act.

Item 5.    Interest in Securities of the Issuer

Item 5 is hereby amended by deleting Item 5 in its entirety and inserting in lieu thereof the following:

(a)-(b)  As of May 21, 2012, the aggregate number and percentage of shares of Common Stock beneficially owned by the Reporting Persons is 31,421,144  shares, or 17.10% of the Common Stock.

The information set forth in the cover pages to this Amendment No. 13 and the information set forth or incorporated into Items 2, 3, 4 and 6 hereof is incorporated herein by reference.

CUSIP No. 611740101	13D/A

As of May 21, 2012, Mr. Sacks beneficially owns an aggregate of 26,510,602  shares, or 14.7%, of the Common Stock, as follows:

Number of Shares	Nature of Beneficial Ownership	Nature of Voting and Disposition Power With Respect to Such Shares
902,244	Direct ownership of shares.	Sole power.
3,784,122	Direct ownership of shares issuable upon the exercise of options to purchase Common Stock which are currently exercisable or exercisable within 60 days hereof.	Sole power.
1,981,856	Indirect ownership through Brandon No. 1 as one of the general partners of Brandon No. 1.	May be deemed to have shared power by virtue of his position as one of the general partners of Brandon No. 1.
9,815,648	Indirect ownership through Brandon No. 2 as one of the general partners of Brandon No. 2.	May be deemed to have shared power by virtue of his position as one of the general partners of Brandon No. 2.
1,475,732	Indirect ownership through HRS Holdings as one of the general partners of HRS Holdings.	May be deemed to have shared power by virtue of his position as one of the general partners of HRS Holdings.
6,655,140	Indirect ownership through Hilrod as one of the general partners of Hilrod.	May be deemed to have shared power by virtue of his position as one of the general partners of Hilrod.
184,924	Indirect ownership through Hilrod IV as one of the general partners of Hilrod IV.	May be deemed to have shared power by virtue of his position as one of the general partners of Hilrod IV.
71,428	Indirect ownership through Hilrod V as one of the general partners of Hilrod V.	May be deemed to have shared power by virtue of his position as one of the general partners of Hilrod V.
257,900	Indirect ownership through Hilrod VI as one of the general partners of Hilrod VI.	May be deemed to have shared power by virtue of his position as one of the general partners of Hilrod VI.
40,072	Indirect ownership through Hilrod VII as one of the general partners of Hilrod VII.	May be deemed to have shared power by virtue of his position as one of the general partners of Hilrod VII.
189,528	Indirect ownership through Hilrod VIII as one of the general partners of Hilrod VIII.	May be deemed to have shared power by virtue of his position as one

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Number of Shares	Nature of Beneficial Ownership	Nature of Voting and Disposition Power With Respect to Such Shares
of the general partners of Hilrod VIII.
512,196	Indirect ownership through Hilrod IX as one of the general partners of Hilrod IX.	May be deemed to have shared power by virtue of his position as one of the general partners of Hilrod IX.
102,332	Indirect ownership through Hilrod X as one of the general partners of Hilrod X.	May be deemed to have shared power by virtue of his position as one of the general partners of Hilrod X.
186,636	Indirect ownership through Hilrod XI as one of the general partners of Hilrod XI.	May be deemed to have shared power by virtue of his position as one of the general partners of Hilrod XI.
170,356	Indirect ownership through Hilrod XII as one of the general partners of Hilrod XII.	May be deemed to have shared power by virtue of his position as one of the general partners of Hilrod XII.
108,308	Indirect ownership through RCS 2009 as the trustee of RCS 2009.	Sole power.
56,020	Indirect ownership through RCS Direct as the trustee of RCS Direct.	Sole power.
16,160	Indirect ownership through RCS Direct #2 as the trustee of RCS Direct #2.	Sole power.

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As of May 21, 2012, Mr. Schlosberg beneficially owns an aggregate of 26,554,290  shares, or 14.8%, of the Common Stock, as follows:

Number of Shares	Nature of Beneficial Ownership	Nature of Voting and Disposition Power
896,352	Direct ownership of shares.	Sole power.
3,784,122	Direct ownership of shares issuable upon the exercise of options to purchase Common Stock which are currently exercisable or exercisable within 60 days hereof.	Sole power.
1,981,856	Indirect ownership through Brandon No. 1 as one of the general partners of Brandon No. 1.	May be deemed to have shared power by virtue of his position as one of the general partners of Brandon No. 1.
9,815,648	Indirect ownership through Brandon No. 2 as one of the general partners of Brandon No. 2.	May be deemed to have shared power by virtue of his position as one of the general partners of Brandon No. 2.
1,475,732	Indirect ownership through HRS Holdings as one of the general partners of HRS Holdings.	May be deemed to have shared power by virtue of his position as one of the general partners of HRS Holdings.
6,655,140	Indirect ownership through Hilrod as one of the general partners of Hilrod.	May be deemed to have shared power by virtue of his position as one of the general partners of Hilrod.
184,924	Indirect ownership through Hilrod IV as one of the general partners of Hilrod IV.	May be deemed to have shared power by virtue of his position as one of the general partners of Hilrod IV.
71,428	Indirect ownership through Hilrod V as one of the general partners of Hilrod V.	May be deemed to have shared power by virtue of his position as one of the general partners of Hilrod V.
257,900	Indirect ownership through Hilrod VI as one of the general partners of Hilrod VI.	May be deemed to have shared power by virtue of his position as one of the general partners of Hilrod VI.
40,072	Indirect ownership through Hilrod VII as one of the general partners of Hilrod VII.	May be deemed to have shared power by virtue of his position as one of the general partners of Hilrod VII.
189,528	Indirect ownership through Hilrod VIII as one of the general partners of Hilrod VIII.	May be deemed to have shared power by virtue of his position as one of the general partners of Hilrod VIII.

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Number of Shares	Nature of Beneficial Ownership	Nature of Voting and Disposition Power
512,196	Indirect ownership through Hilrod IX as one of the general partners of Hilrod IX.	May be deemed to have shared power by virtue of his position as one of the general partners of Hilrod IX.
102,332	Indirect ownership through Hilrod X as one of the general partners of Hilrod X.	May be deemed to have shared power by virtue of his position as one of the general partners of Hilrod X.
186,636	Indirect ownership through Hilrod XI as one of the general partners of Hilrod XI.	May be deemed to have shared power by virtue of his position as one of the general partners of Hilrod XI.
170,356	Indirect ownership through Hilrod XII as one of the general partners of Hilrod XII.	May be deemed to have shared power by virtue of his position as one of the general partners of Hilrod XII.
30,068	Indirect ownership through RCS 2008 as the co-trustee of RCS 2008.	May be deemed to have shared power by virtue of his position as one of the co-trustees of RCS 2008.
200,000	Indirect ownership through RCS Direct 2011 as the sole trustee of RCS Direct 2011.	Sole power.

Percentages calculated in this statement on Schedule 13D with respect to Brandon No. 1, Brandon No. 2, HRS Holdings, Hilrod, Hilrod IV, Hilrod V, Hilrod VI, Hilrod VII, Hilrod VIII, Hilrod IX, Hilrod X, Hilrod XI, Hilrod XII, RCS 2008, RCS 2009, RCS Direct, RCS Direct #2 and RCS Direct 2011 are based upon an aggregate of 176,207,845 shares of Common Stock outstanding as of April 26, 2012 (the “Aggregate Outstanding Shares”), as disclosed in the Company’s Quarterly Report on Form 10-Q filed on May 10, 2012. Percentages calculated in this statement on Schedule 13D with respect to each of Mr. Sacks and Mr. Schlosberg are based upon the Aggregate Outstanding Shares plus 3,784,122 shares of Common Stock issuable to such persons upon exercise of options to purchase Common Stock. Percentages calculated in this statement on Schedule 13D with respect to the Reporting Persons as a group are based upon the Aggregate Outstanding Shares plus 7,568,244  shares of Common Stock issuable to the Reporting Persons upon exercise of options to purchase Common Stock.

Each of the Reporting Persons disclaims beneficial ownership of the Common Stock held by the other Reporting Persons, except for (a) with respect to Mr. Sacks: (i) 902,244 shares of Common Stock; (ii) 3,784,122  shares presently exercisable under the stock option agreements; (iii) 66,551 shares beneficially held by Hilrod because Mr. Sacks is one of Hilrod’s general partners; (iv) 14,757 shares beneficially held by HRS Holdings because Mr. Sacks is one of HRS Holdings’ general partners; (v)  1,849 shares beneficially held by Hilrod IV because Mr. Sacks is one of Hilrod IV’s general partners; (vi) 714 shares beneficially held by Hilrod V because Mr. Sacks is one of Hilrod V’s general partners; (vii) 2,579 shares beneficially held by Hilrod VI because Mr. Sacks is one of Hilrod VI’s general partners; (viii) 401 shares beneficially held by Hilrod VII because Mr. Sacks is one of Hilrod VII’s general partners; (ix) 1,895 shares beneficially held by Hilrod VIII because Mr. Sacks is one of Hilrod VIII’s general partners; (x) 5,122 shares beneficially held by Hilrod IX because Mr. Sacks is one of Hilrod IX’s general partners; (xi) 1,023 shares beneficially held by Hilrod X because Mr. Sacks is one of Hilrod X’s general partners; (xii) 1,866 shares beneficially held by Hilrod XI because Mr. Sacks is one of Hilrod XI’s general partners;

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and (xiii) 1,704 shares beneficially held by Hilrod XII because Mr. Sacks is one of Hilrod XII’s general partners; and (b) with respect to Mr. Schlosberg: (i) 896,352 shares of Common Stock; (ii) 3,784,122  shares presently exercisable under the stock option agreements; (iii) 66,551 shares beneficially held by Hilrod because Mr. Schlosberg is one of Hilrod’s general partners; (iv) 14,757 shares beneficially held by HRS Holdings because Mr. Schlosberg is one of HRS Holdings’ general partners; (v) 1,849 shares beneficially held by Hilrod IV because Mr. Schlosberg is one of Hilrod IV’s general partners; (vi) 714 shares beneficially held by Hilrod V because Mr. Schlosberg is one of Hilrod V’s general partners; (vii) 2,579 shares beneficially held by Hilrod VI because Mr. Schlosberg is one of Hilrod VI’s general partners; (viii) 401 shares beneficially held by Hilrod VII because Mr. Schlosberg is one of Hilrod VII’s general partners; (ix) 1,895 shares beneficially held by Hilrod VIII because Mr. Schlosberg is one of Hilrod VIII’s general partners; (x) 5,122 shares beneficially held by Hilrod IX because Mr. Schlosberg is one of Hilrod IX’s general partners; (xi) 1,023 shares beneficially held by Hilrod X because Mr. Schlosberg is one of Hilrod X’s general partners; (xii) 1,866 shares beneficially held by Hilrod XI because Mr. Schlosberg is one of Hilrod XI’s general partners; and (xiii) 1,704 shares beneficially held by Hilrod XII because Mr. Schlosberg is one of Hilrod XII’s general partners.

(c)           Following are transactions in the Company’s securities effected by the Reporting Persons during the past 60 days:

Mr. Sacks	03/22/2012	(2,176,526)	$0.00	(1)	N/A
Mr. Schlosberg	03/22/2012	(2,176,526)	$0.00	(1)	N/A

(1)           On March 22, 2012, Mr. Sacks and Mr. Schlosberg each assigned 2,176,526 vested options to grantor retained annuity trusts with independent trustees.

(d)           No other person is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e)           Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented by adding the following:

See Item 4 above for a description of the Trading Plan, which is incorporated herein by reference.

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Item 7.       Material to be Filed as Exhibits

1.     Trading Plan dated May 17, 2012.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 21, 2012

BRANDON LIMITED PARTNERSHIP NO. 1

	By:	/s/ Rodney C. Sacks
		Name:	Rodney C. Sacks
		Title:	General Partner

BRANDON LIMITED PARTNERSHIP NO. 2

	By:	/s/ Rodney C. Sacks
		Name:	Rodney C. Sacks
		Title:	General Partner

HRS HOLDINGS, L.P.

	By:	/s/ Hilton H. Schlosberg
		Name:	Hilton H. Schlosberg
		Title:	General Partner

Hilrod Holdings, L.P.

	By:	/s/ Hilton H. Schlosberg
		Name:	Hilton H. Schlosberg
		Title:	General Partner

Hilrod Holdings IV, L.P.

	By:	/s/ Hilton H. Schlosberg
		Name:	Hilton H. Schlosberg
		Title:	General Partner

Hilrod Holdings V, L.P.

	By:	/s/ Hilton H. Schlosberg
		Name:	Hilton H. Schlosberg
		Title:	General Partner

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Hilrod Holdings VI, L.P.

By:	/s/ Hilton H. Schlosberg
	Name:	Hilton H. Schlosberg
	Title:	General Partner

Hilrod Holdings VII, L.P.

By:	/s/ Hilton H. Schlosberg
	Name:	Hilton H. Schlosberg
	Title:	General Partner

Hilrod Holdings VIII, L.P.

By:	/s/ Hilton H. Schlosberg
	Name:	Hilton H. Schlosberg
	Title:	General Partner

Hilrod Holdings IX, L.P.

By:	/s/ Hilton H. Schlosberg
	Name:	Hilton H. Schlosberg
	Title:	General Partner

Hilrod Holdings X, L.P.

By:	/s/ Hilton H. Schlosberg
	Name:	Hilton H. Schlosberg
	Title:	General Partner

Hilrod Holdings XI, L.P.

By:	/s/ Hilton H. Schlosberg
	Name:	Hilton H. Schlosberg
	Title:	General Partner

Hilrod Holdings XII, L.P.

By:	/s/ Hilton H. Schlosberg
	Name:	Hilton H. Schlosberg
	Title:	General Partner

The Rodney C. Sacks 2008 Grantor Retained Annuity Trust #2

By:	/s/ Hilton H. Schlosberg
	Name:	Hilton H. Schlosberg
	Title:	Co-Trustee

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The Rodney C. Sacks 2009 Grantor Retained Annuity Trust #2

By:	/s/ Rodney C. Sacks
	Name:	Rodney C. Sacks
	Title:	Trustee

The RCS Direct 2010 Grantor Retained Annuity Trust

By:	/s/ Rodney C. Sacks
	Name:	Rodney C. Sacks
	Title:	Trustee

The RCS Direct 2010 Grantor Retained Annuity Trust #2

By:	/s/ Rodney C. Sacks
	Name:	Rodney C. Sacks
	Title:	Trustee

The RCS Direct 2011 Grantor Retained Annuity Trust

By:	/s/ Hilton H. Schlosberg
	Name:	Hilton H. Schlosberg
	Title:	Trustee

/s/ Rodney C. Sacks
RODNEY C. SACKS

/s/ Hilton H. Schlosberg
HILTON H. SCHLOSBERG

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EXHIBIT INDEX

1.             Trading Plan dated May 17, 2012.